Rio Vista Energy Partners L.P.
820 Gessner Road, Suite 1285
Houston, Texas 77024
(713) 467-8235

December 15, 2006

Via EDGAR

Karl Hiller, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Rio Vista Energy Partners L.P. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed April 6, 2006 File No. 000-50394 Comment Letter Dated October 12, 2006

Dear Mr. Hiller:

On behalf of Rio Vista Energy Partners L.P. (“Rio Vista”), I am responding to your letter dated October 12, 2006 on behalf of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filing. Rio Vista has today filed Amendment No. 1 to its 2005 Annual Report on Form 10-K containing changes noted below.

My responses below are numbered consistent with the staff’s numbered comments in the October 12, 2006 letter. For your convenience, I have repeated below the staff’s comments immediately preceding each of my responses.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis, Page 23

Critical Accounting Policies, page 45

Staff Comment

1.
We have read your response to prior comment 1, including the proposed revisions to your critical accounting policy disclosures. Although your proposed revisions indicate that it may be necessary to reassess your accounting policies in the event certain changes to your business operations occur, your revisions do not sufficiently address the critical judgment and estimation attributes that are inherent in your existing accounting policies, which govern your business operations as currently reflected in your financial statements. We reissue prior comment 1.

Rio Vista Response

1.
Rio Vista has modified the critical accounting policy disclosures to further address the critical judgment and estimation attributes that are inherent in Rio Vista’s existing accounting policies. Please see the revised disclosure on page 45 of the report.

Financial Statements

Note A – Organization, page 53

Staff Comment

2.
We note that you have not complied with prior comment 2, advising of the requirement to include financial statements of predecessor entities in your annual report on Form 10-K under Rule 3-02 of Regulation S-X. We understand that carve-out financial statements for the division of Penn Octane that you obtained in the spin-off transaction in 2004 were included in your previously filed Form 10. However, though the related operating results included in such carve-out financial statements were generated by Penn Octane prior to your acquisition, this does not negate the requirement to include financial statements for the predecessor entity in your periodic report. We reissue prior comment 2.

Rio Vista Response

2.
Rio Vista has included financial statements for the predecessor entity and has revised Management’s Discussion and Analysis to include discussion corresponding to these additional financial statements. Please see the additional disclosure on pages 27 and 28 (Management’s Discussion and Analysis) and pages 82 – 104 (Financial Statements). Rio Vista has also added an index of the financial statements at page 47.

Note B – Summary of Significant Accounting Policies, page 54

Revenue Recognition on Sales of LPG, page 54

Staff Comment

3.
We note that you have not complied with prior comments 3 and 4, in which we had asked you to include a policy note regarding your presentation of restricted cash; and additional clarity in your disclosure about revenue recognition, specifically as it relates to the physical conveyance of product or rendering of services. Although you may have added details about restricted cash and of the criteria under which revenue is recognized, in response to earlier comments, that does not obviate the interest in further enhancements to your disclosures at this time. We reissue prior comments 3 and 4.

Rio Vista Response

3.
Rio Vista has expanded or added notes regarding the following significant accounting policies: revenue recognition on sales of LPG (note 9 on page 58), trade accounts receivable and allowance for doubtful accounts (note 13 on page 59), and restricted cash (note 16 on page 59).

Controls and Procedures, page 81

Staff Comment

4.
We reviewed the revisions to the controls and procedures disclosure that you proposed in response to prior comment 5; and note that you would insert “...and for the quarter ended December 31, 2005...” in the first paragraph of your disclosure, as an adjunct to your reference to the location of definitions in the Exchange Act. However, at issue is whether there were any changes to your internal controls during such period, which should be addressed in the second paragraph of your disclosure. Please comply with Item 308(c) of Regulation S-K, and ensure that your officers’ representations made in paragraph 4(c) of their certifications, included in Exhibit 31, conform to these disclosures.

Rio Vista Response

4.
Rio Vista has revised the disclosure to more clearly distinguish between the required evaluation of “disclosure controls and procedures” and the review of “internal control over financial reporting.” Rio Vista has also added disclosure regarding changes in internal control over financial reporting. Please see the revised disclosure on page 106 of the report.

In order to expedite your review, I am separately sending three marked copies of the amendment to Rio Vista’s Form 10-K filed today by EDGAR. Please contact me at (310) 563-1830 if you have any questions.

Sincerely,

/s/ Ian T. Bothwell
Ian T. Bothwell,
Acting Chief Executive Officer
         and Chief Financial Officer
Rio Vista GP LLC,
General Partner of Rio Vista Energy Partners L.P.